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                                                                    EXHIBIT 99.1



FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)


CONTACTS
BETTY HO                                    GREGORY A. McANDREWS
LJ International Inc.                       Greg McAndrews & Associates
011 (852) 2170-0001                         (310) 301-3035


                                                           FOR IMMEDIATE RELEASE


                  LJ INTERNATIONAL INC. EXPANDS MANAGEMENT TEAM

                     TO SPEARHEAD INTERNATIONAL SALES GROWTH



         HONG KONG, July 30, 2002 - LJ International Inc. (NMS: JADE) today announced the appointment of three new members of its management team in order to strengthen its cost control program and new international marketing plans for its future expansion.

         *Johnny T. Wan, 52, President of Business Development, Sales and Marketing. Mr. Wan has been with LJ International since mid-2001. His previous position with the company was Assistant to the Chairman of the Board.

         In the 25 years prior to joining LJ International, Mr. Wan was general manager for Hudson Bay Company-Asia and DFS Duty Free Shoppers as well as merchandising and buying manager for Wards, May Co. and Federated Department Stores in the United States.

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NEWS RELEASE - MANAGEMENT
JULY 30, 2002
PAGE 2

         Mr. Wan earned a Bachelor of Science degree from Indiana University, USA in 1973 with a major in marketing and advertising.

         *Betty Ho, 34, Vice President, Corporate Affairs. Ms. Ho is now responsible for corporate finance, mergers and acquisitions, special projects and investor relations. Ms. Ho joined LJ International in late-2001.

         Previously, she was a cofounder, Board member and Senior Vice President of the Strategic Capital Group, an e-commerce group in Asia for three years. From 1993 to 1998, Ms. Ho held management positions with UOB Asia (wholly owned subsidiary of United Overseas Bank, one of the four major banks in Singapore), SSAL (a boutique merchant bank) and Arthur Andersen & Co. focusing on direct investments, corporate finance and audits.

         She is a CPA and a member of the Hong Kong Society of Accountants and American Institute of Certified Public Accountants. Ms. Ho earned a Bachelor of Commerce degree from the University of Toronto, Canada in 1992 majoring in finance and economics.

         *Oliver B. Yau, 38, was recently named Assistant to the Chief Operating Officer in a major effort to streamline the company's operations with a proprietary Enterprise Resources Planning (ERP) system. The ERP is a fully-integrated system specially designed for the company to monitor and control from design, quotation, material requisition planning, production capacity planning, jewelry manufacturing, routing, inventory control, logistics, marketing, sales and to customer service.

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NEWS RELEASE - MANAGEMENT
JULY 30, 2002
PAGE 3

         Mr. Yau has 15 years of experience in finance, accounting, e-business development, management of information technology / information system, Internet marketing and general management. Most recently, he served four years with Noble Jewelry Limited as Director of e-Business.

         Mr. Yau was awarded an MBA from the University of Leicester, England in 1993. He is an associate member of the British Computer Society, a member of the Chartered Management Institute, a member and a Chartered Marketer of the Chartered Institute of Marketing, a member of the Institute of Directors and an associate member of the Chartered Institute of Logistics and Transport in Hong Kong.

         LJ International Inc. (NMS: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

         (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)